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STUART STRAUSS stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax
November 21, 2019
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy and Sally Samuels, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mses. Hardy and Samuels:
We are in receipt of your additional telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Energy Income ETF (formerly, VanEck Vectors High Income MLP ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission on September 20, 2019, and the Trust’s response letter dated November 13, 2019 to comments previously provided by the Staff relating to the Fund. The Trust has considered your comments and has authorized us to make the responses below on its behalf.
PROSPECTUS

Comment 1.
Please revise the “Principal Investment Strategies” section to clarify that the MVIS North America Energy Infrastructure Index (the “Index”) is comprised entirely of companies involved in the midstream energy segment and thus, the Fund invests at least 80% of its net assets in midstream energy companies.

Response 1.    This disclosure has been revised accordingly.

Comment 2.
Please revise the disclosure under the “Principal Investment Strategies” section to make clear the types of securities the Fund intends to invest in (e.g. common stock, MLP, common unit and general partner interests).

Response 2.    This disclosure has been revised accordingly.

Comment 3.	Please revise the first sentence of the “Principal Investment Strategies” section to capitalize “index” to avoid investor confusion.

Response 3.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 4.	Please disclose whether the Fund follows a replication or sampling strategy.

Response 4.
We respectfully submit that the Fund’s “Principal Investment Strategies” section states that “[T]he Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.” Accordingly, we have not made any revisions in response to this comment. [(Emphasis added.)]

Comment 5.
Please confirm that the Fund may invest in medium-capitalization companies. The Staff notes that the capitalization range is approximately $2.5 billion to $71.0 billion. Please also revise the sentence to clarify that the Index includes North American issuers, including issuers from Canada.

Response 5.    This disclosure has been revised accordingly.

Comment 6.	In the following sentence in the “Principal Investment Strategies” section, please replace “may concentrate” with the term “will concentrate”:

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.”

Response 6.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 7.	Please remove the following sentence from the “Principal Investment Strategies” section:

“As of November 30, 2018, the Fund was concentrated in the energy sector.”

Response 7.    This disclosure has been revised accordingly.

Comment 8.	Please revise the “Performance” section to include the performance of the Solactive High Income MLP Index, the Fund’s prior index (“Prior Index”).

Response 8.
We respectfully acknowledge your comment. Consistent with the requirements of Item 4(b)(2) of Form N-1A, the table continues to show the returns of the S&P 500 Index, the Fund’s broad-based securities market index. As the Fund no longer tracks the Prior Index, we do not believe it is appropriate to disclose the Prior Index’s returns. Accordingly, we have not made any revisions in response to this comment.

Comment 9.
Pursuant to Item 9 of Form N-1A, please include additional disclosure under the “Additional Information About the Fund’s Investment Strategies and Risks - Principal Investment Strategies” section regarding the Fund’s investment strategies that is required to be summarized in the summary section of the prospectus.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.	Please revise “Portfolio Turnover Risk” to disclose the risks associated with the Fund’s repositioning.

Response 10.    This disclosure has been revised accordingly.

Comment 11.
The Staff notes that the second paragraph of the “Index Tracking Risk” includes references to depositary receipts or other derivative instruments. If the Fund intends to utilize depositary receipts or other derivative instruments that are not included in the Index as part of its principal investment strategy, please revise the “Principal Investment Strategies” section accordingly. Please also disclose the types of derivatives in which the Fund may invest.

Response 11.
The Fund does not intend to utilize depositary receipts or other derivative instruments as part of its principal investment strategy. Accordingly, we have not made any revisions in response to this comment.

Comment 12.	Please file the Licensing Agreement between the Adviser and Index provider as an exhibit. The Staff notes that the Licensing Agreement is material contract pursuant to Item 28(h) of Form N-1A.

Response 12.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Index provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s registration statement.

Comment 13.	Please revise the “Concentration Risk” section to expressly disclose that the Fund is concentrated in the energy sector.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 14.	In the “Performance - Average Annual Total Returns for the Periods Ended December 31, 2018” section, please explain what is meant by the following sentence:

“After-tax performance for the past calendar year is based on information available to the Fund as of the date of this prospectus.”

Response 14.
For certain funds in the Trust, due to a fund’s fiscal year end and annual prospectus update timeline, the fund’s reported after-tax returns may be derived from incomplete tax characterizations. As such, the Trust has included this additional disclosure indicating that after-tax performance for the past calendar year is based on information available to it as of the date of its prospectus.

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss